

Report of Independent Accountants

To Management of Equitable Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Equitable Advisors, LLC (the "Company") for the year ended December 31, 2022. Management of Equitable Advisors, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. The amount of $399,485 was compared to wire number 2154000207JO dated July 26, 2022 obtained from Candace Scappator, Equitable Advisors, LLC FinOp, noting no differences.
    b. The amount of $376,045 was compared to wire number 4624600025JO dated January 25, 2023 obtained from Candace Scappator, Equitable Advisors, LLC FinOp, noting no differences.
2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $1,244,544,639 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022, noting a $1 difference.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deduction reported on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $717,534,676 the sum of accounts 43000160, 43000180, 43000420, 43000430, 43000440, 43000290, 43000340, and 43000110, on the December 31, 2022 Trial Balance obtained from Candace Scappator, Equitable Advisors, LLC Controller, FinOp, noting no differences.

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     b. Compared the deduction reported on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $8,232,674 to account 53993080 on the December 31, 2022 Trial Balance obtained from Candace Scappator, Equitable Advisors, LLC Controller, FinOp, noting no differences.

     c. Compared the deduction reported on line 7, direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) of $1,757,055 to account 53993020 on the December 31, 2022 Trial Balance obtained from Candace Scappator, Equitable Advisors, LLC Controller, FinOp, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

     a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $517,020,233 and $775,530, respectively, of the Form SIPC-7, noting no differences.

     b. Recalculated the mathematical accuracy of the Total deductions on page 2 of $727,524,406, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management of Equitable Advisors, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2023